SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Third Quarter 2014 Results October 31, 2014 Page 1

AMBEV REPORTS 2014 THIRD QUARTER RESULTS UNDER IFRS

São Paulo, October 31, 2014 – Ambev S.A. [BOVESPA: ABEV3; NYSE: ABEV] announces today its results for the 2014 third quarter. The following operating and financial information, unless otherwise indicated, is presented in nominal Reais and prepared according to International Financial Reporting Standards (IFRS), and should be read together with our quarterly financial information for the nine-month period ended September 30, 2014 filed with the CVM and submitted to the SEC. For information about the 2013 Reference Base, used for comparison purposes in this document, please refer to page 20.

Operating and Financial Highlights

Top line performance: During 3Q14 we delivered 6.0% net revenue (NR) growth. Volume expanded 0.3% while net revenue per hectoliter (NR/hl) grew 5.7%. This performance was mainly driven by a weak macroeconomic environment in Brazil, leading to a soft top line growth (+2.3%), and poor weather in Canada (-0.3% NR growth) partially offset by a solid performance in Latin America South (+22.0% NR growth) and Hila-Ex (+10.6%).

Cost of Goods Sold (COGS): Our COGS increased 7.6% in 3Q14. On a per hectoliter basis, costs increased 7.3%, mainly explained by higher depreciation in Brazil and currency hedges in Brazil, LAS and Canada, partially offset by favorable commodities hedges.

Selling, General & Administrative (SG&A) expenses: SG&A expenses (excluding depreciation and amortization) were up 11.0% in the quarter mainly driven by (i) sales and marketing expenses, as we continued to increase investments behind our brands while phasing out the initiatives related to the 2014 FIFA World Cup and (ii) higher distribution costs as a result of the increased weight of direct distribution in Brazil and inflationary pressures in Argentina.

EBITDA, Gross margin and EBITDA margin: Our Normalized EBITDA grew 2.5% in 3Q14, reaching R$ 4,096 million. Normalized EBITDA margin contracted 160 basis points to 47.5% mainly due to a one-time gain related to the positive outcome of certain legal proceedings recorded in 3Q13, as well as a result of a gross margin contraction of 50 basis points to 65.7% and a double-digit cash SG&A growth.

Normalized Net Profit and EPS: Normalized Net Profit to Ambev shareholders was R$ 2,826 million in the quarter, 22.8% above last year, positively impacted by our financial results and a lower effective tax rate. Normalized Earnings Per Share (EPS) increased 22.6% to R$ 0.18 in the quarter.

Operating Cash generation and CAPEX: We generated R$ 4,142 million of cash from our operations in the quarter, which brought the YTD figure to R$ 9,764.8 or a 7.8% increase versus the same period last year, as a result of both a stronger operational performance as well as better working capital management. During the third quarter of 2014 capital expenditure reached R$ 1,220.2 million.

Pay-out and Financial discipline: On October 15th, we announced a dividend distribution totaling R$ 3.4 billion that will be paid as from November 13th, 2014. Year to date, we have announced close to R$ 11.9 billion in cash payout, a 67% increase over the same period of last year, already our biggest cash payout in a given year. As of September 30th, 2014, our net cash position was R$ 3,415.0 million, not yet accounting for the distribution announced on October 15th, 2014.

This press release segregates the impact of organic changes from those arising from changes in scope or currency translation. Scope changes represent the impact of acquisitions and divestitures, the start up or termination of activities or the transfer of activities between segments, curtailment gains and losses and year over year changes in accounting estimates and other assumptions that management does not consider as part of the underlying performance of the business. Unless stated, percentage changes in this press release are both organic and normalized in nature. Whenever used in this document, the term “normalized” refers to performance measures (EBITDA, EBIT, Profit, EPS) before special items adjustments. Special items are either income or expenses which do not occur regularly as part of the normal activities of the Company. They are presented separately because they are important for the understanding of the underlying sustainable performance of the Company due to their size or nature. Normalized measures are additional measures used by management and should not replace the measures determined in accordance with IFRS as indicators of the Company’s performance. Comparisons, unless otherwise stated, refer to the third quarter of 2013 (3Q13 Reference Base). Values in this release may not add up due to rounding.

Third Quarter 2014 Results October 31, 2014 Page 2

Financial highlights - Ambev consolidated	3Q13 Reference Base		% As	%	YTD13 Reference Base		% As	%

R$ million		3Q14	Reported	Organic		YTD14	Reported	Organic
Total volumes	39,620.5	39,898.4	0.7%	0.3%	117,141.6	122,193.6	4.3%	4.0%
Beer	28,556.9	28,896.9	1.2%	0.6%	84,504.5	88,682.6	4.9%	4.5%
CSD and NANC	11,063.6	11,001.5	-0.6%	-0.6%	32,637.1	33,511.0	2.7%	2.7%

Net sales	8,544.3	8,624.4	0.9%	6.0%	23,946.5	25,846.9	7.9%	10.6%
Gross profit	5,660.1	5,668.6	0.2%	5.2%	15,697.5	16,842.2	7.3%	10.0%
Gross margin	66.2%	65.7%	-50 bps	-50 bps	65.6%	65.2%	-40 bps	-30 bps
EBITDA	4,222.5	4,089.2	-3.2%	2.0%	11,077.3	11,448.9	3.4%	7.1%
EBITDA margin	49.4%	47.4%	-200 bps	-180 bps	46.3%	44.3%	-200 bps	-140 bps
Normalized EBITDA	4,227.8	4,096.3	-3.1%	2.5%	11,090.5	11,474.7	3.5%	7.3%
Normalized EBITDA margin	49.5%	47.5%	-200 bps	-160 bps	46.3%	44.4%	-190 bps	-130 bps
Profit	2,350.0	2,890.5	23.0%		6,634.5	7,703.0	16.1%
Normalized profit	2,356.9	2,902.7	23.2%		6,647.7	7,728.8	16.3%
EPS (R$/shares)	0.15	0.18	22.4%		0.42	0.48	14.9%
Normalized EPS	0.15	0.18	22.6%		0.42	0.48	14.6%

Note: Earnings per share calculation is based on outstanding shares (total existing shares excluding shares held in treasury).

Management Comments

After a solid first half of the year, in which we reported double-digit top line and EBITDA growth, we experienced a softer third quarter as a result of a weaker macroeconomic environment in Brazil and poor weather in Canada, partially offset by solid performance in LAS and Hila-Ex. A top line deceleration coupled with increased expenses translated into a +2.5% Normalized EBITDA growth in the quarter with an EBITDA margin of 47.5% (-160bps vs 2013).

While not pleased with this quarter’s results, we do not see this as an ongoing trend as we expect to reaccelerate our top line and improve our SG&A performance going forward.

Looking at our divisional performance:

•         Brazil. Our Brazilian operations delivered an EBITDA of R$ 2,684.6 million in the 3Q14 (-5.0%), while EBITDA margin reached 50.4%. We estimate both beer and CSD industry volumes declined mainly impacted by the acceleration of general inflation and softer disposable income growth, reducing consumer confidence in Brazil to the lowest level in the last 5 years.

o        Net revenue in Beer Brazil grew 1.4% in the quarter. After growing volumes by 9.1% in 1H14, mainly benefitted from a strong summer execution and the 2014 FIFA World Cup, we already expected an industry deceleration in the 3Q14. Within this scenario, we continued to execute according to our plan for the year, successfully driving a +100bps year over year (+60bps sequential) market share improvement (69.0% in the quarter), offsetting an estimated 1.2% industry volume decline and driving a 0.2% volume growth.

While committed to our strategy of finding a better balance between volume and price in the full year, our NR/hl was up on a sequential basis as we left the promotional environment of the 2014 FIFA World Cup behind. This translated into a 3.0% NR/hl increase versus Q2 and a 1.2% growth versus last year, the latter impacted by the earlier timing of our revenue management initiatives in 2013.

o        As for Brazil CSD & NANC, our net revenue increased by 6.8%. We had another quarter of solid market share performance, averaging 19.2% in the quarter (+80bps versus last year and only 10bps below last quarter’s all time high). This performance was driven by all of our CSD brands, including Pepsi and Guaraná Antarctica, and strong growth of energy drinks, led by the recent launch of Fusion 1 liter PET bottle. Our NANC segment also continued to grow, partially offsetting the weak CSD industry, leading us to a 2.1% volume decline. Net revenue per hectoliter grew a solid 9.1% driven by our revenue management strategy.

o  Our total COGS/hl grew 8.4% given a strong (+24.7%) growth in depreciation related to our increased investment in recent years while our cash COGS/hl grew 5.8% as a result of (i) negative currency hedge impact; (ii) a remaining negative impact from packaging mix related to

Third Quarter 2014 Results October 31, 2014 Page 3

     the 2014 FIFA World, albeit much lower than in the second quarter; and (iii) the benefit from our commodities hedges.

o    Cash SG&A was up by 14.4% as a result of:

(i) double-digit sales and marketing growth driven by strong investments behind our mainstream and premium brands, acceleration of innovations and remaining 2014 FIFA World Cup related expenses;

(ii) increased weight of direct distribution; and

(iii) a tough comparable base, as our SG&A was down last year in the 3Q.

o        A softer top line growth, a mid single-digit cash COGS/hl increase, a double-digit cash SG&A growth and a tough comparable base related to a one-time gain related to the positive outcome of certain legal proceedings recorded in 3Q13 translated into a negative EBITDA performance in the quarter.

•         Hila-Ex. Our HILA-Ex operations reached an EBITDA of R$ 181.9 million (+28.0%) and an EBITDA margin of 37.1%, expansion of 500 bps.

o        We had another quarter of solid top line growth and EBITDA margin expansion in the Dominican Republic, as we continue to capture cost synergies while growing the beer category in the country. In the first weekend of October we held the Festival Presidente, the biggest music festival in the Caribbean, further enhancing the brand equity of Presidente across the region. Our performance was also driven by strong growth in Guatemala, where we continued to gain market share.

•         LAS. EBITDA for LAS totaled R$ 661.7 million (28.5%). Gross margins expanded 310 bps and EBITDA margin expanded 220 bps up to 44.2%.

o        Net revenue for LAS increased 22.0%, as a result of NR/hl growing 19.3% and a 2.3% volume growth. While still facing a challenging macroeconomic environment in Argentina, our volumes returned to positive territory in the 3Q14 in the country mainly driven by a favorable weather and our pack price strategy. Our performance was also driven by the successful implementation of our revenue management initiatives while delivering on the cost side to improve our profitability. Elsewhere, volumes were positive in most of our operations with a strong contribution from Bolivia and Chile with industry growth and market share gains.

•         Canada. Our EBITDA in Canada was R$ 568.2 million (+2.2%) in the quarter and our EBITDA margin increased +100bps.

o        The beer industry in Canada contracted in 3Q14 mainly driven by the cooler weather and by energy and food inflation, which pressured consumer disposable income in the period. Despite industry headwinds, our reported volumes grew 5.0%, given the incremental volumes coming from Corona and other Modelo brands distribution. Following a decline in the first half of the year, EBITDA increased in the quarter with EBITDA margin expanding 100bps as we improved our revenue management initiatives as well as SG&A performance.

Outlook

Our weak performance in the quarter was mainly driven by our negative EBITDA growth in Brazil Beer. We are anything but satisfied with this result but, while the macroeconomic environment continues to be weak, we do not see the 3Q14 result as indicative of likely future performance.

We started the year with a plan (i) to grow our top line in 2014 with a better balance between volume and price and (ii) to accelerate our investments behind our brands, leveraging the 2014 FIFA World Cup platform, to support our future growth. We are sticking to our plan as we firmly believe we are heading in the right direction and are now better positioned to face the challenges that lie ahead of us as:

•         We had another quarter of market share improvement;

•         Beer inflation continued to get closer to general inflation level;

Third Quarter 2014 Results October 31, 2014 Page 4

•         Our unique pack price platform remains a key strategy in this scenario;

•         A strong pipeline of innovations should continue to drive our top line growth strategy;

•         Our premium brands continue to grow well ahead of the industry average; and

•         Our CSD & NANC portfolio offers significant growth opportunities.

With that in mind, we expect to deliver on both our top line and costs guidance for the year in Brazil by reaccelerating net revenue growth and improving our SG&A performance in 4Q14.

Across our different geographies, we were pleased with our performance in Latin America South (LAS) in the quarter, but remain cautious about the Argentinean macroeconomic scenario. Industry volumes remain volatile but we will continue to execute according to our strategy, pursuing a solid top line growth while protecting our profitability through our cost management initiatives. We expect HILA-Ex to continue to deliver strong top line and EBITDA growth. In Canada, along with Corona execution, our performance should continue to improve mainly as a result of our revenue management initiatives and the easing of expenses.

We reiterate our guidance:

•         We expect Brazil beer industry to resume growth in 2014.

•         We expect net revenue growth in Brazil to be at the upper end of our guidance of high single to low double-digit growth in the full year.

•         We expect our COGS per hectoliter in Brazil to grow mid single-digits in the full year, on a constant product mix basis.

•         We expect our SG&A expenses in Brazil to grow high single to low double-digits in the full year, as we estimate (i) sales and marketing expenses to grow double digits, in connection with our investments related to the FIFA 2014 World Cup; (ii) distribution costs to grow double digits, as we continue to increase the weight of direct distribution including the carry-over impact from last year; and (iii) administrative expenses to grow below inflation.

•         Capex in Brazil is foreseen to be below last year’s level of R$ 2.8 billion.

Third Quarter 2014 Results October 31, 2014 Page 5

Ambev Consolidated Income Statement

Consolidated income statement	3Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q14	Reported	Organic
Net revenue	8,544.3	119.2	(560.8)	521.8	8,624.4	0.9%	6.0%
Cost of goods sold (COGS)	(2,884.1)	(50.0)	200.0	(221.7)	(2,955.8)	2.5%	7.6%
Gross profit	5,660.1	69.2	(360.8)	300.1	5,668.6	0.2%	5.2%
Selling, general and administrative (SG&A)	(2,364.9)	(61.2)	154.6	(282.6)	(2,554.1)	8.0%	11.6%
Other operating income	394.3	(13.8)	11.5	(4.1)	388.0	-1.6%	-1.1%
Normalized operating income (normalized EBIT)	3,689.6	(5.8)	(194.7)	13.5	3,502.5	-5.1%	0.4%
Special items above EBIT	(6.9)	-	1.8	(7.0)	(12.1)	75.1%	101.6%
Net finance results	(497.4)				(221.1)	-55.6%
Share of results of associates	3.9				3.0	-21.8%
Income tax expense	(839.2)				(381.8)	-54.5%
Profit	2,350.0				2,890.5	23.0%
Attributable to Ambev holders	2,293.9				2,813.6	22.7%
Attributable to non-controlling interests	56.1				76.9	37.3%
Normalized profit	2,356.9				2,902.7	23.2%
Attributable to Ambev holders	2,300.8				2,825.7	22.8%

Normalized EBITDA	4,227.8	(11.0)	(225.8)	105.3	4,096.3	-3.1%	2.5%

Consolidated income statement	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Net revenue	23,946.5	244.4	(898.1)	2,554.1	25,846.9	7.9%	10.6%
Cost of goods sold (COGS)	(8,248.9)	(97.1)	312.3	(971.1)	(9,004.7)	9.2%	11.6%
Gross profit	15,697.5	147.3	(585.8)	1,583.1	16,842.2	7.3%	10.0%
Selling, general and administrative (SG&A)	(7,207.9)	(151.3)	222.3	(878.2)	(8,015.1)	11.2%	11.9%
Other operating income	1,018.6	(19.1)	24.0	(57.4)	966.1	-5.2%	-5.7%
Normalized operating income (normalized EBIT)	9,508.2	(23.1)	(339.6)	647.5	9,793.1	3.0%	6.8%
Special items above EBIT	(13.2)	-	2.9	(15.6)	(25.8)	96.1%	118.0%
Net finance results	(1,002.5)				(887.9)	-11.4%
Share of results of associates	5.7				13.2	132.7%
Income tax expense	(1,863.7)				(1,189.6)	-36.2%
Profit	6,634.5				7,703.0	16.1%
Attributable to Ambev holders	4,883.6				7,527.1	54.1%
Attributable to non-controlling interests	1,750.9				175.8	-90.0%
Normalized profit	6,647.7				7,728.8	16.3%
Attributable to Ambev holders	4,896.8				7,553.0	54.2%

Normalized EBITDA	11,090.5	(39.2)	(388.5)	811.9	11,474.7	3.5%	7.3%

Third Quarter 2014 Results October 31, 2014 Page 6

Ambev Consolidated Results

The combination of Ambev’s operations in Latin America North (LAN), Latin America South (LAS) and Canada’s business units, eliminating intercompany transactions, comprises our consolidated financial statements. The figures shown below are on an as-reported basis.

Third Quarter 2014 Results October 31, 2014 Page 7

Ambev Consolidated

We delivered during the quarter R$ 4,096.3 million of Normalized EBITDA (+2.5%), with net revenues growing 6.0%, COGS rising 7.6% and SG&A (excluding depreciation and amortization) increasing 11.0%.

Ambev results	3Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q14	Reported	Organic
Volume ('000 hl)	39,620.5	173.2		104.7	39,898.4	0.7%	0.3%
Net revenue	8,544.3	119.2	(560.8)	521.8	8,624.4	0.9%	6.0%
Net revenue/hl	215.7	2.1	(14.1)	12.5	216.2	0.2%	5.7%
COGS	(2,884.1)	(50.0)	200.0	(221.7)	(2,955.8)	2.5%	7.6%
COGS/hl	(72.8)	(0.9)	5.0	(5.4)	(74.1)	1.8%	7.3%
Gross profit	5,660.1	69.2	(360.8)	300.1	5,668.6	0.2%	5.2%
Gross margin	66.2%				65.7%	-50 bps	-50 bps
SG&A excl. deprec.&amort.	(2,188.6)	(66.4)	142.2	(247.6)	(2,360.5)	7.9%	11.0%
SG&A deprec.&amort.	(176.3)	5.2	12.4	(34.9)	(193.6)	9.8%	20.4%
SG&A total	(2,364.9)	(61.2)	154.6	(282.6)	(2,554.1)	8.0%	11.6%
Other operating income	394.3	(13.8)	11.5	(4.1)	388.0	-1.6%	-1.1%
Normalized EBIT	3,689.6	(5.8)	(194.7)	13.5	3,502.5	-5.1%	0.4%
Normalized EBIT margin	43.2%				40.6%	-260 bps	-220 bps
Normalized EBITDA	4,227.8	(11.0)	(225.8)	105.3	4,096.3	-3.1%	2.5%
Normalized EBITDA margin	49.5%				47.5%	-200 bps	-160 bps

Ambev results	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume ('000 hl)	117,141.6	383.1		4,669.0	122,193.6	4.3%	4.0%
Net revenue	23,946.5	244.4	(898.1)	2,554.1	25,846.9	7.9%	10.6%
Net revenue/hl	204.4	1.4	(7.4)	13.0	211.5	3.5%	6.3%
COGS	(8,248.9)	(97.1)	312.3	(971.1)	(9,004.7)	9.2%	11.6%
COGS/hl	(70.4)	(0.6)	2.6	(5.2)	(73.7)	4.6%	7.4%
Gross profit	15,697.5	147.3	(585.8)	1,583.1	16,842.2	7.3%	10.0%
Gross margin	65.6%				65.2%	-40 bps	-30 bps
SG&A excl. deprec.&amort.	(6,700.7)	(167.4)	200.1	(792.7)	(7,460.6)	11.3%	11.5%
SG&A deprec.&amort.	(507.3)	16.1	22.1	(85.5)	(554.5)	9.3%	17.4%
SG&A total	(7,207.9)	(151.3)	222.3	(878.2)	(8,015.1)	11.2%	11.9%
Other operating income	1,018.6	(19.1)	24.0	(57.4)	966.1	-5.2%	-5.7%
Normalized EBIT	9,508.2	(23.1)	(339.6)	647.5	9,793.1	3.0%	6.8%
Normalized EBIT margin	39.7%				37.9%	-180 bps	-130 bps
Normalized EBITDA	11,090.5	(39.2)	(388.5)	811.9	11,474.7	3.5%	7.3%
Normalized EBITDA margin	46.3%				44.4%	-190 bps	-130 bps

Third Quarter 2014 Results October 31, 2014 Page 8

Latin America North (LAN)

Our LAN region includes Beer Brazil, CSD & NANC Brazil and HILA-Ex operations. LAN EBITDA for the quarter totaled R$ 2,866.4 million (-3.4%).

LAN results	3Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q14	Reported	Organic
Volume ('000 hl)	28,849.0	10.8		(52.3)	28,807.5	-0.1%	-0.2%
Net revenue	5,668.0	0.0	(18.2)	167.2	5,817.1	2.6%	2.9%
Net revenue/hl	196.5	(0.1)	(0.6)	6.2	201.9	2.8%	3.1%
COGS	(1,870.0)	(0.0)	8.8	(135.6)	(1,996.8)	6.8%	7.3%
COGS/hl	(64.8)	0.0	0.3	(4.8)	(69.3)	6.9%	7.4%
Gross profit	3,798.0	0.0	(9.4)	31.6	3,820.2	0.6%	0.8%
Gross margin	67.0%				65.7%	-130 bps	-140 bps
SG&A excl. deprec.&amort.	(1,469.4)	(0.0)	7.1	(200.9)	(1,663.1)	13.2%	13.7%
SG&A deprec.&amort.	(129.9)		0.4	(22.8)	(152.3)	17.3%	17.6%
SG&A total	(1,599.2)	(0.0)	7.5	(223.7)	(1,815.4)	13.5%	14.0%
Other operating income	389.3		(0.0)	10.7	400.0	2.7%	2.8%
Normalized EBIT	2,588.1	0.0	(1.8)	(181.4)	2,404.8	-7.1%	-7.0%
Normalized EBIT margin	45.7%				41.3%	-440 bps	-450 bps
Normalized EBITDA	2,970.2	0.0	(3.9)	(99.8)	2,866.4	-3.5%	-3.4%
Normalized EBITDA margin	52.4%				49.3%	-310 bps	-320 bps

LAN results	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume ('000 hl)	84,647.1	21.3		4,504.9	89,173.3	5.3%	5.3%
Net revenue	16,052.6	0.1	60.0	1,748.8	17,861.4	11.3%	10.9%
Net revenue/hl	189.6	(0.0)	0.7	10.0	200.3	5.6%	5.3%
COGS	(5,449.7)	(0.0)	(31.2)	(733.1)	(6,214.0)	14.0%	13.5%
COGS/hl	(64.4)	0.0	(0.4)	(5.0)	(69.7)	8.2%	7.7%
Gross profit	10,602.9	0.0	28.7	1,015.7	11,647.4	9.9%	9.6%
Gross margin	66.1%				65.2%	-90 bps	-80 bps
SG&A excl. deprec.&amort.	(4,556.0)	(0.0)	(18.2)	(574.2)	(5,148.5)	13.0%	12.6%
SG&A deprec.&amort.	(388.3)		(1.0)	(47.2)	(436.5)	12.4%	12.2%
SG&A total	(4,944.4)	(0.0)	(19.2)	(621.4)	(5,585.0)	13.0%	12.6%
Other operating income	1,033.8		(0.5)	(39.3)	994.0	-3.9%	-3.8%
Normalized EBIT	6,692.4	0.0	9.0	355.0	7,056.4	5.4%	5.3%
Normalized EBIT margin	41.7%				39.5%	-220 bps	-210 bps
Normalized EBITDA	7,857.7	0.0	14.1	467.6	8,339.5	6.1%	6.0%
Normalized EBITDA margin	48.9%				46.7%	-220 bps	-210 bps

Third Quarter 2014 Results October 31, 2014 Page 9

Ambev Brazil

We delivered R$ 2,684.6 million (-5.0%) of Normalized EBITDA in Brazil, with an EBITDA margin of 50.4%. Net revenue grew 2.3% in the quarter, with a volume decline of 0.4% and a NR/hl growth of 2.7%. COGS increased 7.9%, with COGS/hl up 8.4% mainly due to a higher industrial depreciation (+24.7%) while our cash COGS/hl grew 5.8%. Our SG&A (excluding depreciation and amortization) expenses increased 14.4% in the quarter.

Ambev Brazil results	3Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q14	Reported	Organic
Volume ('000 hl)	26,907.3			(115.3)	26,792.0	-0.4%	-0.4%
Net revenue	5,208.5			118.6	5,327.1	2.3%	2.3%
Net revenue/hl	193.6			5.3	198.8	2.7%	2.7%
COGS	(1,643.1)			(130.3)	(1,773.5)	7.9%	7.9%
COGS/hl	(61.1)	-		(5.1)	(66.2)	8.4%	8.4%
Gross profit	3,565.3			(11.7)	3,553.6	-0.3%	-0.3%
Gross margin	68.5%				66.7%	-180 bps	-180 bps
SG&A excl. deprec.&amort.	(1,350.8)			(194.2)	(1,545.0)	14.4%	14.4%
SG&A deprec.&amort.	(119.4)			(24.9)	(144.3)	20.9%	20.9%
SG&A total	(1,470.2)			(219.1)	(1,689.3)	14.9%	14.9%
Other operating income	390.8			11.1	401.9	2.8%	2.8%
Normalized EBIT	2,485.9			(219.7)	2,266.2	-8.8%	-8.8%
Normalized EBIT margin	47.7%				42.5%	-520 bps	-520 bps
Normalized EBITDA	2,825.0			(140.5)	2,684.6	-5.0%	-5.0%
Normalized EBITDA margin	54.2%				50.4%	-380 bps	-380 bps

Ambev Brazil results	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume ('000 hl)	79,482.0			4,153.9	83,635.8	5.2%	5.2%
Net revenue	14,878.8			1,595.8	16,474.6	10.7%	10.7%
Net revenue/hl	187.2			9.8	197.0	5.2%	5.2%
COGS	(4,870.4)			(682.8)	(5,553.2)	14.0%	14.0%
COGS/hl	(61.3)			(5.1)	(66.4)	8.4%	8.4%
Gross profit	10,008.4			913.0	10,921.4	9.1%	9.1%
Gross margin	67.3%			0.0%	66.3%	-100 bps	-100 bps
SG&A excl. deprec.&amort.	(4,226.1)			(524.0)	(4,750.1)	12.4%	12.4%
SG&A deprec.&amort.	(353.4)			(58.6)	(412.0)	16.6%	16.6%
SG&A total	(4,579.5)			(582.5)	(5,162.1)	12.7%	12.7%
Other operating income	1,037.5			(39.0)	998.5	-3.8%	-3.8%
Normalized EBIT	6,466.3			291.5	6,757.8	4.5%	4.5%
Normalized EBIT margin	43.5%			0.0%	41.0%	-250 bps	-250 bps
Normalized EBITDA	7,515.0			396.0	7,911.1	5.3%	5.3%
Normalized EBITDA margin	50.5%			0.0%	48.0%	-250 bps	-250 bps

Third Quarter 2014 Results October 31, 2014 Page 10

Beer Brazil

In the 3Q14, EBITDA for Beer Brazil was R$ 2,115.8 million (-10.1%) with an EBITDA margin of 48.2%.

Beer Brazil net revenue grew 1.4% in the quarter, with a volume growth of 0.2% and NR/hl up by 1.2%. We continued to outperform the beer sector in Brazil, gaining 100bps year over year (+60bps sequentially) of market share (69.0% average in the quarter). Following a strong growth in the first 6 months of the year, we estimate industry volumes declined by 1.2% in the 3Q14 as a results of the acceleration of general inflation and softer real disposable income growth. NR/hl increased 3.0% versus Q2 and 1.2% growth versus last year, the latter impacted by the earlier timing of our revenue management initiatives last year.

COGS/hl increased 10.6%, with COGS depreciation up by 22.7% given the increase in investments in recent years. Cash COGS/hl grew 8.5% driven by negative currency hedge impact and a remaining smaller negative impact from packaging mix related to the 2014 FIFA World Cup, partially offset by the benefit from our commodities hedges. SG&A (excluding depreciation and amortization) expenses were 15.9% higher than 3Q13 as a result of (i) double-digit sales and marketing growth driven by strong investments behind our mainstream and premium brands, acceleration of innovations and remaining 2014 FIFA World Cup related expenses, (ii) increased weight of direct distribution and (iii) a tough comparable base, as our SG&A was flattish in the 3Q13.

Beer Brazil results	3Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q14	Reported	Organic
Volume ('000 hl)	19,635.1			41.0	19,676.1	0.2%	0.2%
Net revenue	4,331.9			59.1	4,391.0	1.4%	1.4%
Net revenue/hl	220.6			2.5	223.2	1.2%	1.2%
COGS	(1,267.4)			(137.5)	(1,404.9)	10.8%	10.8%
COGS/hl	(64.5)			(6.9)	(71.4)	10.6%	10.6%
Gross profit	3,064.5			(78.4)	2,986.0	-2.6%	-2.6%
Gross margin	70.7%				68.0%	-270 bps	-270 bps
SG&A excl. deprec.&amort.	(1,209.2)			(191.7)	(1,400.9)	15.9%	15.9%
SG&A deprec.&amort.	(90.7)			(19.4)	(110.1)	21.3%	21.3%
SG&A total	(1,299.9)			(211.1)	(1,511.0)	16.2%	16.2%
Other operating income	305.6			(9.9)	295.7	-3.2%	-3.2%
Normalized EBIT	2,070.1			(299.4)	1,770.7	-14.5%	-14.5%
Normalized EBIT margin	47.8%				40.3%	-750 bps	-750 bps
Normalized EBITDA	2,352.4			(236.6)	2,115.8	-10.1%	-10.1%
Normalized EBITDA margin	54.3%				48.2%	-610 bps	-610 bps

Beer Brazil results	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume ('000 hl)	58,327.7			3,567.0	61,894.7	6.1%	6.1%
Net revenue	12,395.4			1,372.1	13,767.5	11.1%	11.1%
Net revenue/hl	212.5			9.9	222.4	4.7%	4.7%
COGS	(3,737.8)			(594.9)	(4,332.7)	15.9%	15.9%
COGS/hl	(64.1)			(5.9)	(70.0)	9.2%	9.2%
Gross profit	8,657.6			777.2	9,434.8	9.0%	9.0%
Gross margin	69.8%				68.5%	-130 bps	-130 bps
SG&A excl. deprec.&amort.	(3,725.6)			(498.1)	(4,223.6)	13.4%	13.4%
SG&A deprec.&amort.	(267.0)			(48.7)	(315.7)	18.3%	18.3%
SG&A total	(3,992.5)			(546.8)	(4,539.3)	13.7%	13.7%
Other operating income	834.9			(27.1)	807.9	-3.2%	-3.2%
Normalized EBIT	5,500.0			203.3	5,703.4	3.7%	3.7%
Normalized EBIT margin	44.4%				41.4%	-300 bps	-300 bps
Normalized EBITDA	6,368.7			286.8	6,655.5	4.5%	4.5%
Normalized EBITDA margin	51.4%				48.3%	-310 bps	-310 bps

Third Quarter 2014 Results October 31, 2014 Page 11

CSD & NANC Brazil

In Brazil CSD & NANC, EBITDA was R$ 568.8 million (+20.3%) in the quarter, with an expansion of 690 bps in EBITDA margin to 60.8%.

Net revenue increased 6.8% in the quarter with a volume decline of 2.1% more than offset by a strong NR/hl growth of 9.1% driven by fewer promotions and our revenue management initiatives. While the industry was also impacted by the weak macroeconomic environment, we had another quarter of year over year market share growth (+80bps) leading us to 19.2% in the quarter, only 10bps below the all time high reported in the 2Q14. Pepsi and Guaraná Antarctica continued to gain market share, with an important contribution from our returnable glass bottle strategy. During the quarter we launched Fusion 1 liter PET bottle, further enhancing our pack price platform within this fast growth segment.

COGS per hectoliter grew 0.3% driven by unfavorable currency hedges offset by lower commodity costs, mainly sugar and PET. SG&A (excluding depreciation and amortization) was up 1.7% as higher logistic expenses driven by increased weight of our own distribution were almost totally offset by lower sales and marketing expenses.

CSD&Nanc Brazil results	3Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q14	Reported	Organic
Volume ('000 hl)	7,272.2			(156.3)	7,115.9	-2.1%	-2.1%
Net revenue	876.6			59.6	936.1	6.8%	6.8%
Net revenue/hl	120.5			11.0	131.6	9.1%	9.1%
COGS	(375.7)			7.2	(368.6)	-1.9%	-1.9%
COGS/hl	(51.7)			(0.1)	(51.8)	0.3%	0.3%
Gross profit	500.9			66.7	567.6	13.3%	13.3%
Gross margin	57.1%				60.6%	350 bps	350 bps
SG&A excl. deprec.&amort.	(141.6)			(2.5)	(144.1)	1.7%	1.7%
SG&A deprec.&amort.	(28.6)			(5.6)	(34.2)	19.4%	19.4%
SG&A total	(170.3)			(8.0)	(178.3)	4.7%	4.7%
Other operating income	85.2			21.0	106.2	24.6%	24.6%
Normalized EBIT	415.8			79.7	495.5	19.2%	19.2%
Normalized EBIT margin	47.4%				52.9%	550 bps	550 bps
Normalized EBITDA	472.7			96.1	568.8	20.3%	20.3%
Normalized EBITDA margin	53.9%				60.8%	690 bps	690 bps

CSD&Nanc Brazil results	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume ('000 hl)	21,154.3			586.9	21,741.2	2.8%	2.8%
Net revenue	2,483.3			223.7	2,707.1	9.0%	9.0%
Net revenue/hl	117.4			7.1	124.5	6.1%	6.1%
COGS	(1,132.6)			(87.9)	(1,220.5)	7.8%	7.8%
COGS/hl	(53.5)			(2.6)	(56.1)	4.9%	4.9%
Gross profit	1,350.8			135.8	1,486.6	10.1%	10.1%
Gross margin	54.4%				54.9%	50 bps	50 bps
SG&A excl. deprec.&amort.	(500.5)			(25.9)	(526.4)	5.2%	5.2%
SG&A deprec.&amort.	(86.5)			(9.8)	(96.3)	11.4%	11.4%
SG&A total	(587.0)			(35.7)	(622.7)	6.1%	6.1%
Other operating income	202.6			(11.9)	190.6	-5.9%	-5.9%
Normalized EBIT	966.3			88.1	1,054.5	9.1%	9.1%
Normalized EBIT margin	38.9%				39.0%	10 bps	10 bps
Normalized EBITDA	1,146.4			109.2	1,255.6	9.5%	9.5%
Normalized EBITDA margin	46.2%				46.4%	20 bps	20 bps

Third Quarter 2014 Results October 31, 2014 Page 12

HILA-Ex

Our operation in the HILA-Ex division delivered an EBITDA of R$ 181.9 million (+28.0%) and EBITDA margin of 37.1% (+500bps). Year to date, EBITDA totaled R$ 428.4 million (+20.9%) and EBITDA margin expanded to 30.9% (+200 bps).

We had another quarter of double-digit top line growth in the region (+10.6%). EBITDA expansion in HILA-Ex was mainly driven by Dominican Republic, where we continue to grow the beer category and to capture synergies from the integration with CND. Our performance was also positively impacted by Guatemala, where we continued to gain market share.

HILA-Ex results	3Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q14	Reported	Organic
Volume total ('000 hl)	1,941.7	10.8		63.0	2,015.5	3.8%	3.2%
Beer volume ('000 hl)	1,560.7	10.8		(0.4)	1,571.2	0.7%	0.0%
CSD volume ('000 hl)	380.9			63.4	444.3	16.6%	16.6%
Net revenue	459.6	0.0	(18.2)	48.6	490.0	6.6%	10.6%
Net revenue/hl	236.7	(1.3)	(9.0)	16.7	243.1	2.7%	7.1%
COGS	(226.9)	(0.0)	8.8	(5.2)	(223.3)	-1.6%	2.3%
COGS/hl	(116.9)	0.6	4.4	1.0	(110.8)	-5.2%	-0.9%
Gross profit	232.7	0.0	(9.4)	43.3	266.6	14.6%	18.6%
Gross margin	51%				54%	380 bps	370 bps
SG&A excl. deprec.&amort.	(118.5)	(0.0)	7.1	(6.7)	(118.1)	-0.3%	5.7%
SG&A deprec.&amort.	(10.5)	-	0.4	2.1	(8.0)	-23.6%	-19.8%
SG&A total	(129.0)	(0.0)	7.5	(4.7)	(126.2)	-2.2%	3.6%
Other operating income/expenses	(1.5)	-	(0.0)	(0.4)	(1.9)	25.6%	23.4%
Normalized EBIT	102.1	0.0	(1.8)	38.3	138.6	35.7%	37.5%
Normalized EBIT margin	22.2%				28.3%	610 bps	540 bps
Normalized EBITDA	145.1	0.0	(3.9)	40.6	181.9	25.3%	28.0%
Normalized EBITDA margin	31.6%				37.1%	550 bps	500 bps

HILA-Ex results	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume total ('000 hl)	5,165.1	21.3	-	351.0	5,537.4	7.2%	6.8%
Beer volume ('000 hl)	4,203.5	21.3	-	111.5	4,336.3	3.2%	2.6%
CSD volume ('000 hl)	961.6	-	-	239.6	1,201.1	24.9%	24.9%
Net revenue	1,173.8	0.1	60.0	153.0	1,386.8	18.1%	13.0%
Net revenue/hl	227.3	(0.9)	10.8	13.3	250.4	10.2%	5.9%
COGS	(579.3)	(0.0)	(31.2)	(50.2)	(660.8)	14.1%	8.7%
COGS/hl	(112.2)	0.5	(5.6)	(2.0)	(119.3)	6.4%	1.8%
Gross profit	594.6	0.0	28.7	102.7	726.0	22.1%	17.3%
Gross margin	50.7%				52.4%	170 bps	190 bps
SG&A excl. deprec.&amort.	(329.9)	(0.0)	(18.2)	(50.2)	(398.4)	20.8%	15.2%
SG&A deprec.&amort.	(34.9)	-	(1.0)	11.4	(24.5)	-29.8%	-32.5%
SG&A total	(364.8)	(0.0)	(19.2)	(38.9)	(422.9)	15.9%	10.7%
Other operating income/expenses	(3.7)	-	(0.5)	(0.3)	(4.5)	23.6%	9.5%
Normalized EBIT	226.1	0.0	9.0	63.5	298.6	32.1%	28.1%
Normalized EBIT margin	19.3%				21.5%	230 bps	250 bps
Normalized EBITDA	342.7	0.0	14.1	71.6	428.4	25.0%	20.9%
Normalized EBITDA margin	29.2%				30.9%	170 bps	200 bps

Third Quarter 2014 Results October 31, 2014 Page 13

Latin America South (LAS)

EBITDA expanded 28.5% in 3Q14 to R$ 661.7 million, with an EBITDA margin of 44.2% (+220 bps).

Top line for LAS increased 22.0% during the quarter, benefiting from better volume (+2.3%) and NR/hl (+19.3%) performance.

COGS/hl for LAS grew 10.1%, impacted mostly by higher labor-related costs, whereas SG&A (excluding depreciation and amortization) increased by 15.7% mainly as a result of higher distribution expenses in Argentina, given inflationary pressures.

LAS results	3Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q14	Reported	Organic
Volume ('000 hl)	8,167.1			188.1	8,355.3	2.3%	2.3%
Net revenue	1,627.1		(488.4)	358.3	1,497.1	-8.0%	22.0%
Net revenue/hl	199.2		(58.5)	38.4	179.2	-10.1%	19.3%
COGS	(656.0)		174.8	(83.1)	(564.3)	-14.0%	12.7%
COGS/hl	(80.3)		20.9	(8.1)	(67.5)	-15.9%	10.1%
Gross profit	971.1		(313.7)	275.3	932.7	-4.0%	28.3%
Gross margin	59.7%				62.3%	260 bps	310 bps
SG&A excl. deprec.&amort.	(374.8)		111.9	(58.7)	(321.6)	-14.2%	15.7%
SG&A deprec.&amort.	(32.7)		11.6	(10.6)	(31.7)	-2.9%	32.5%
SG&A total	(407.5)		123.5	(69.3)	(353.3)	-13.3%	17.0%
Other operating income/expenses	(0.5)		11.4	(23.7)	(12.8)	nm	nm
Normalized EBIT	563.1		(178.7)	182.3	566.7	0.6%	32.4%
Normalized EBIT margin	34.6%				37.9%	320 bps	290 bps
Normalized EBITDA	674.8		(205.8)	192.6	661.7	-1.9%	28.5%
Normalized EBITDA margin	41.5%				44.2%	270 bps	220 bps

LAS results	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume ('000 hl)	25,540.0			239.4	25,779.4	0.9%	0.9%
Net revenue	4,709.9		(1,010.3)	824.1	4,523.7	-4.0%	17.5%
Net revenue/hl	184.4		(39.2)	30.3	175.5	-4.8%	16.4%
COGS	(1,877.3)		359.0	(224.1)	(1,742.4)	-7.2%	11.9%
COGS/hl	(73.5)		13.9	(8.0)	(67.6)	-8.0%	10.9%
Gross profit	2,832.6		(651.3)	600.0	2,781.3	-1.8%	21.2%
Gross margin	60.1%				61.5%	130 bps	190 bps
SG&A excl. deprec.&amort.	(1,116.7)		236.3	(206.7)	(1,087.0)	-2.7%	18.5%
SG&A deprec.&amort.	(81.6)		23.5	(33.5)	(91.6)	12.3%	41.1%
SG&A total	(1,198.3)		259.8	(240.2)	(1,178.7)	-1.6%	20.0%
Other operating income/expenses	(20.6)		24.2	(31.3)	(27.7)	34.5%	151.9%
Normalized EBIT	1,613.7		(367.3)	328.6	1,575.0	-2.4%	20.4%
Normalized EBIT margin	34.3%				34.8%	60 bps	80 bps
Normalized EBITDA	1,916.4		(423.2)	371.2	1,864.4	-2.7%	19.4%
Normalized EBITDA margin	40.7%				41.2%	50 bps	60 bps

Third Quarter 2014 Results October 31, 2014 Page 14

LAS Beer

During 3Q14, LAS Beer delivered R$ 616.5 million (+30.7%) of EBITDA, with an EBITDA margin of 53.8%.

Volumes grew 3.3% in the quarter, explained by industry expansion and market share gains in most of the countries we operate. Despite the challenging macroeconomic environment, the beer category in Argentina expanded during the quarter, as a consequence of good weather and our pack price strategy. Innovations continue to play an important role in our portfolio, contributing to drive growth, especially Quilmes Night in Argentina. NR/hl increased 22.5%, as our revenue management initiatives were successfully implemented in the region.

COGS/hl increased 10.6%, which is primarily explained by negative currency hedges, energy and labor-related costs. SG&A (excluding depreciation and amortization) expenses increased 20.6%, mainly driven by inflationary pressures in Argentina, impacting our distribution expenses.

LAS Beer	3Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q14	Reported	Organic
Volume ('000 hl)	4,756.7			157.3	4,913.9	3.3%	3.3%
Net revenue	1,171.4		(336.9)	311.1	1,145.6	-2.2%	26.6%
Net revenue/hl	246.3		(68.6)	55.4	233.1	-5.3%	22.5%
COGS	(382.8)		88.5	(54.6)	(348.9)	-8.9%	14.3%
COGS/hl	(80.5)		18.0	(8.5)	(71.0)	-11.8%	10.6%
Gross profit	788.6		(248.4)	256.5	796.7	1.0%	32.5%
Gross margin	67.3%				69.5%	220 bps	320 bps
SG&A excl. deprec.&amort.	(249.4)		73.9	(51.4)	(226.9)	-9.0%	20.6%
SG&A deprec.&amort.	(25.0)		9.6	(7.9)	(23.3)	-6.8%	31.7%
SG&A total	(274.4)		83.5	(59.3)	(250.2)	-8.8%	21.6%
Other operating income/expenses	3.0		9.5	(20.3)	(7.8)	nm	nm
Normalized EBIT	517.2		(155.4)	176.9	538.7	4.2%	34.2%
Normalized EBIT margin	44.1%				47.0%	290 bps	270 bps
Normalized EBITDA	608.7		(178.9)	186.8	616.5	1.3%	30.7%
Normalized EBITDA margin	52.0%				53.8%	190 bps	170 bps

LAS Beer	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume ('000 hl)	15,018.8			191.9	15,210.7	1.3%	1.3%
Net revenue	3,392.7		(668.0)	666.3	3,391.1	0.0%	19.6%
Net revenue/hl	225.9		(43.9)	41.0	222.9	-1.3%	18.1%
COGS	(1,081.6)		175.4	(177.9)	(1,084.1)	0.2%	16.4%
COGS/hl	(72.0)		11.5	(10.8)	(71.3)	-1.0%	15.0%
Gross profit	2,311.1		(492.6)	488.4	2,306.9	-0.2%	21.1%
Gross margin	68.1%				68.0%	-10 bps	90 bps
SG&A excl. deprec.&amort.	(751.7)		149.8	(163.1)	(765.0)	1.8%	21.7%
SG&A deprec.&amort.	(52.6)		20.5	(33.9)	(66.0)	25.5%	64.5%
SG&A total	(804.3)		170.3	(197.0)	(831.0)	3.3%	24.5%
Other operating income/expenses	(13.9)		20.7	(26.0)	(19.2)	38.1%	186.9%
Normalized EBIT	1,492.9		(301.6)	265.4	1,456.7	-2.4%	17.8%
Normalized EBIT margin	44.0%				43.0%	-100 bps	-70 bps
Normalized EBITDA	1,731.8		(352.1)	314.8	1,694.5	-2.2%	18.2%
Normalized EBITDA margin	51.0%				50.0%	-110 bps	-60 bps

Third Quarter 2014 Results October 31, 2014 Page 15

LAS CSD & NANC

In LAS CSD & NANC, our EBITDA increased by 8.9% to R$ 45.2 million in the quarter.

CSD & NANC volume expanded 0.9%, mainly driven by market share gains in most of our operations, including Argentina.  NR/hl grew 9.4% in the quarter, resulting in a top line increase of 10.4%. Our innovations had good performance, mainly in Argentina, with H2Oh! Limonetto and Naranchelo flavors delivering a superior result.

LAS CSD & NANC COGS/hl increased +9.4%, also negatively impacted by our currency hedges, energy and labor-related costs, partially offset by commodities tailwinds. SG&A (excluding depreciation and amortization) grew 5.8%, mostly explained by the impact of inflation on distribution expenses.

LAS CSD&Nanc	3Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q14	Reported	Organic
Volume ('000 hl)	3,410.5			30.9	3,441.3	0.9%	0.9%
Net revenue	455.7		(151.5)	47.2	351.4	-22.9%	10.4%
Net revenue/hl	133.6		(44.0)	12.5	102.1	-23.6%	9.4%
COGS	(273.2)		86.3	(28.5)	(215.4)	-21.2%	10.4%
COGS/hl	(80.1)		25.1	(7.6)	(62.6)	-21.9%	9.4%
Gross profit	182.5		(65.2)	18.7	136.0	-25.5%	10.3%
Gross margin	40.1%				38.7%	-130 bps	-10 bps
SG&A excl. deprec.&amort.	(125.4)		38.0	(7.3)	(94.7)	-24.5%	5.8%
SG&A deprec.&amort.	(7.7)		2.0	(2.7)	(8.5)	9.8%	35.1%
SG&A total	(133.1)		40.0	(10.0)	(103.1)	-22.5%	7.5%
Other operating income/expenses	(3.5)		1.9	(3.3)	(4.9)	41.2%	95.8%
Normalized EBIT	45.9		(23.3)	5.4	28.0	-39.1%	11.7%
Normalized EBIT margin	10.1%				8.0%	-210 bps	10 bps
Normalized EBITDA	66.2		(26.9)	5.9	45.2	-31.7%	8.9%
Normalized EBITDA margin	14.5%				12.9%	-170 bps	-20 bps

LAS CSD&Nanc	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume ('000 hl)	10,521.2			47.5	10,568.7	0.5%	0.5%
Net revenue	1,317.2		(342.3)	157.8	1,132.7	-14.0%	12.0%
Net revenue/hl	125.2		(32.4)	14.4	107.2	-14.4%	11.5%
COGS	(795.7)		183.7	(46.2)	(658.3)	-17.3%	5.8%
COGS/hl	(75.6)		17.4	(4.0)	(62.3)	-17.6%	5.3%
Gross profit	521.5		(158.7)	111.6	474.4	-9.0%	21.4%
Gross margin	39.6%				41.9%	230 bps	330 bps
SG&A excl. deprec.&amort.	(365.0)		86.5	(43.6)	(322.0)	-11.8%	11.9%
SG&A deprec.&amort.	(29.1)		3.0	0.4	(25.6)	-11.7%	-1.3%
SG&A total	(394.0)		89.5	(43.2)	(347.7)	-11.8%	11.0%
Other operating income/expenses	(6.7)		3.4	(5.2)	(8.4)	26.9%	78.5%
Normalized EBIT	120.8		(65.7)	63.2	118.3	-2.1%	52.3%
Normalized EBIT margin	9.2%				10.4%	130 bps	330 bps
Normalized EBITDA	184.6		(71.1)	56.4	169.9	-8.0%	30.5%
Normalized EBITDA margin	14.0%				15.0%	100 bps	230 bps

Third Quarter 2014 Results October 31, 2014 Page 16

Canada

Our Canadian operations delivered R$ 568.2 million of EBITDA (+2.2%), while our EBITDA margin increased 100bps to 43.4%.

The beer industry in Canada contracted during 3Q14 after a positive growth in the previous quarter. This decline was driven by poor weather and by an acceleration of energy and food inflation, which pressured consumer disposable income. Although our market share was flat on an organic basis (sequentially +10bps up to 42.8%), our reported volumes grew 5.0%, impacted by the distribution of Corona and other brands from Grupo Modelo.

During third quarter, our EBITDA was positively impacted by our revenue management initiatives and a reduction of sales and marketing expenses, which were mainly concentrated in the first half of the year, partially offset by higher COGS/hl. In the innovation front, following the success from the first half, in the third quarter we launched our new 25oz “Biggie” Cans and released a new seasonal for the Shock Top Family.

The scope change in Canada refers to the addition of the Grupo Modelo brands commencing on March 1st as well as a change in accounting methodology for our joint venture distribution companies from proportionate consolidation to equity accounting.

Canada results	3Q13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			3Q14	Reported	Organic
Volume ('000 hl)	2,604.4	162.4		(31.2)	2,735.6	5.0%	-1.1%
Net revenue	1,249.1	119.2	(54.2)	(3.7)	1,310.3	4.9%	-0.3%
Net revenue/hl	479.6	14.9	(19.8)	4.3	479.0	-0.1%	0.9%
COGS	(358.1)	(50.0)	16.4	(3.0)	(394.6)	10.2%	0.7%
COGS/hl	(137.5)	(10.0)	6.0	(2.8)	(144.3)	4.9%	1.9%
Gross profit	891.0	69.2	(37.8)	(6.7)	915.6	2.8%	-0.7%
Gross margin	71.3%				69.9%	-140 bps	-30 bps
SG&A excl. deprec.&amort.	(344.4)	(66.4)	23.1	11.9	(375.8)	9.1%	-2.9%
SG&A deprec.&amort.	(13.7)	5.2	0.5	(1.5)	(9.5)	-30.6%	17.4%
SG&A total	(358.1)	(61.2)	23.6	10.4	(385.3)	7.6%	-2.5%
Other operating income/expenses	5.5	(13.8)	0.1	8.9	0.7	-86.7%	-108.0%
Normalized EBIT	538.4	(5.8)	(14.1)	12.6	531.1	-1.4%	2.4%
Normalized EBIT margin	43.1%				40.5%	-260 bps	110 bps
Normalized EBITDA	582.8	(11.0)	(16.2)	12.5	568.2	-2.5%	2.2%
Normalized EBITDA margin	46.7%				43.4%	-330 bps	100 bps

Canada results	YTD13 Reference Base		Currency Translation	Organic Growth		% As	%
R$ million		Scope			YTD14	Reported	Organic
Volume ('000 hl)	6,954.5	361.8		(75.3)	7,240.9	4.1%	-1.0%
Net revenue	3,184.0	244.4	52.2	(18.8)	3,461.8	8.7%	-0.5%
Net revenue/hl	457.8	10.8	7.2	2.3	478.1	4.4%	0.5%
COGS	(922.0)	(97.1)	(15.4)	(13.9)	(1,048.3)	13.7%	1.4%
COGS/hl	(132.6)	(6.7)	(2.1)	(3.4)	(144.8)	9.2%	2.4%
Gross profit	2,262.0	147.3	36.8	(32.7)	2,413.4	6.7%	-1.4%
Gross margin	71.0%				69.7%	-130 bps	-60 bps
SG&A excl. deprec.&amort.	(1,028.0)	(167.4)	(17.9)	(11.8)	(1,225.1)	19.2%	1.0%
SG&A deprec.&amort.	(37.3)	16.1	(0.4)	(4.7)	(26.4)	-29.3%	22.3%
SG&A total	(1,065.3)	(151.3)	(18.4)	(16.6)	(1,251.5)	17.5%	1.4%
Other operating income/expenses	5.4	(19.1)	0.3	13.2	(0.3)	-104.7%	-96.0%
Normalized EBIT	1,202.1	(23.1)	18.7	(36.0)	1,161.7	-3.4%	-3.1%
Normalized EBIT margin	37.8%				33.6%	-420 bps	-90 bps
Normalized EBITDA	1,316.4	(39.2)	20.5	(26.9)	1,270.8	-3.5%	-2.1%
Normalized EBITDA margin	41.3%				36.7%	-460 bps	-60 bps

Third Quarter 2014 Results October 31, 2014 Page 17

Other operating income / (expense)

Other operating income declined R$ 6.3 million, totaling R$ 388.0 million in 3Q14, mainly driven by a one-time gain linked to the positive outcome of certain legal proceedings recorded in 3Q13, almost fully offset by higher government grants related to State VAT long-term tax incentives this quarter.

Other operating income/(expenses)	3Q13 Reference Base	3Q14	YTD13 Reference Base	YTD14

R$ million

Government grants/NPV of long term fiscal incentives	251.0	332.2	804.8	949.5
(Additions to)/reversals of provisions	(15.7)	17.5	(17.0)	3.7
Net gain on disposal of property, plant and equipment and intangible assets	14.8	1.6	17.4	(4.9)
Net other operating income	144.2	36.7	213.4	17.8

	394.3	388.0	1,018.6	966.1

Special items

During the third quarter we recorded an expense of R$ 12.1 million in special items (as compared to R$ 6.9 million in 3Q13) in connection with restructuring costs.

Special items	3Q13 Reference Base	3Q14	YTD13 Reference Base	YTD14

R$ million

Restructuring	(6.9)	(12.1)	(13.2)	(25.8)
Acquisition of subsidiaries
Other special items

	(6.9)	(12.1)	(13.2)	(25.8)

Third Quarter 2014 Results October 31, 2014 Page 18

Net finance resulrs

Net finance results totaled an expense of R$ 221.1 million during the third quarter, which was R$ 276.3 million lower than 3Q13. This was primarily a result of higher interest income and improved results on non-derivative instruments.

Net finance results	3Q13 Reference Base	3Q14	YTD13 Reference Base	YTD14

R$ million

Interest income	71.9	127.9	214.6	290.0
Interest expenses	(136.4)	(167.6)	(386.1)	(502.1)
Gains/(losses) on derivative instruments	(49.3)	(10.9)	(203.0)	(166.1)
Gains/(losses) on non-derivative instruments	(262.2)	(64.8)	(272.2)	(226.4)
Taxes on financial transactions	(23.0)	(13.5)	(65.4)	(57.4)
Other financial income/(expenses), net	(98.4)	(92.2)	(290.3)	(225.9)

Net finance results	(497.4)	(221.1)	(1,002.5)	(887.9)

As of September 30, 2014 we held a net cash position of R$ 3,415.0 million (down from R$ 8,921.0 million as of December 31, 2013).  Consolidated debt corresponded to R$ 2,514.0 million whereas cash and cash equivalents totaled R$ 5,748.1 million, down from R$ 11,538.2 million as of December 31, 2013.

	December 2013			September 2014
Debt Breakdown	Current	Non-current	Total	Current	Non-current	Total

Local Currency	574.9	1,361.8	1,936.7	510.4	1,315.4	1,825.8
Foreign Currency	465.7	503.5	969.1	284.5	403.7	688.2
Consolidated Debt	1,040.6	1,865.2	2,905.8	794.9	1,719.1	2,514.0

Cash and Cash Equivalents			11,538.2			5,748.1
Current Investment Securities			288.6			526.8
Bank overdrafts						(346.0)

Net Debt/ (Cash)			(8,921.0)			(3,415.0)

Third Quarter 2014 Results October 31, 2014 Page 19

Provision for income tax & social contribution

The weighted nominal tax rate for the quarter was 31.5%, compared to 33.3% of 3Q13. Our effective tax rate was 11.7%, impacted by a higher interest on capital benefit during the quarter.

The table below shows the reconciliation for income tax and social contribution provision.

	3Q13 Reference Base		YTD13 Reference Base
Income tax and social contribution
R$ million		3Q14		YTD14

Profit before tax	3,189.1	3,272.3	8,498.3	8,892.6

Adjustment on taxable basis
Non-taxable net financial and other income	(47.1)	(123.8)	(239.4)	(385.7)
Goverment grants (VAT)	(190.7)	(255.9)	(531.6)	(766.6)
Share of results of associates	(3.9)	(3.0)	(5.7)	(13.2)
Expenses not deductible for tax purposes	(65.3)	(1.6)	72.7	239.2
	2,882.2	2,888.1	7,794.3	7,966.2
Aggregated weighted nominal tax rate	33.3%	31.5%	32.7%	32.0%
Taxes – nominal rate	(958.5)	(909.7)	(2,546.8)	(2,546.7)

Adjustment on tax expense
Tax benefit - interest on shareholders' equity	0.0	340.0	128.6	1,020.0
Tax benefit - amortization on tax books	62.6	54.0	187.8	161.7
Other tax adjustments	56.7	134.0	366.6	175.4
Income tax and social contribution expense	(839.2)	(381.8)	(1,863.7)	(1,189.6)
Effective tax rate	26.3%	11.7%	21.9%	13.4%

Shareholding structure

The table below summarizes Ambev S.A.’s shareholding structure as of September 30, 2014.

Ambev S.A.'s shareholding structure
	ON	%Outs
Anheuser-Busch InBev	9,707,671,048	61.8%
FAHZ	1,532,809,301	9.8%
Market	4,457,355,304	28.4%
Outstanding	15,697,835,653	100.0%
Treasury	1,672,748
TOTAL	15,699,508,401
Free float BM&FBovespa	3,143,203,855	20.0%
Free float NYSE	1,314,151,449	8.4%

Third Quarter 2014 Results October 31, 2014 Page 20

Reconciliation between normalized EBITDA & profit

Both Normalized EBITDA and EBIT are measures used by Ambev’s management to measure the Company’s performance.

Normalized EBITDA is calculated excluding from Profit the following effects: (i) Non-controlling interest, (ii) Income Tax expense, (iii) Share of results of associates, (iv) Net finance results, (v) Special items, and (vi) Depreciation & Amortization.

Normalized EBITDA and EBIT are not accounting measures under accounting practices in Brazil, IFRS or the United States of America (US GAAP) and should not be considered as an alternative to Profit as a measure of operational performance or an alternative to Cash Flow as a measure of liquidity.  Normalized EBITDA and EBIT do not have a standard calculation method and Ambev’s definition of Normalized EBITDA and EBIT may not be comparable to that of other companies.

Reconciliation - Profit to EBITDA	3Q13 Reference Base	3Q14	YTD13 Reference Base	YTD14
Profit - Ambev holders	2,293.9	2,813.6	4,883.6	7,527.1
Non-controlling interest	56.1	76.9	1,750.9	175.8
Income tax expense	839.2	381.8	1,863.7	1,189.6
Profit before taxes	3,189.1	3,272.3	8,498.3	8,892.6
Share of results of associates	(3.9)	(3.0)	(5.7)	(13.2)
Net finance results	497.4	221.1	1,002.5	887.9
Special items	6.9	12.1	13.2	25.8
Normalized EBIT	3,689.6	3,502.5	9,508.2	9,793.1
Depreciation & amortization - total	538.2	593.8	1,582.2	1,681.6
Normalized EBITDA	4,227.8	4,096.3	11,090.5	11,474.7

2013 Reference Base

In view of the stock swap merger involving Companhia de Bebidas das Américas – Ambev and Ambev S.A., which was approved by shareholders on July 30, 2013, the 2013 Reference Base figures reflect the predecessor cost accounting method applied to 2013 figures previously reported for comparability purposes, since the stock swap merger involved entities under common control.

In addition, as from January 1, 2014 our HILA-Ex region also includes the operations of Bucanero. To that effect, we have in this release restated figures for 2013, once the predecessor cost accounting method was also applied to this transaction that involved entities under common control.

Third Quarter 2014 Results October 31, 2014 Page 21

Q3 2014 Earnings Conference Call

Speakers:	João Castro Neves Chief Executive Officer
Nelson Jamel Chief Financial and Investor Relations Officer

Language:	English

Date:	October 31, 2014 (Friday)

Time:	13:00 (Brasília time) 11:00 (EST)

Phone number:	US participants	+ 1 (877) 317-6776
	International participants	+ 1 (412) 317-6776

Conference ID:	Ambev

Please call 15 minutes prior to the beginning of the conference call.

Webcast: The conference call will also be transmitted live through the Internet, available on Ambev’s website:

http://webcast.neo1.net/Cover.aspx?PlatformId=gOX%2F16yPNmHOt724Raxc1A%3D%3D

Playback: The conference call replay through internet will be available one hour after conclusion at Ambev’s website at the same link above. For Playback through telephone: participants calling from USA: +1 (877) 344-7529 / participants calling from other countries: +1 (412) 317-0088 / Code: 10053058 - enter "1" to start the playback.

For additional information, please contact the Investor Relations team:

Marino Lima (+55 11) 2122-1415 marino.lima@ambev.com.br	Fernando Robbi (+55 11) 2122-1414 fernando.robbi@ambev.com.br

www.ambev-ir.com

Statements contained in this press release may contain information that is forward-looking and reflects management’s current view and estimates of future economic circumstances, industry conditions, company performance, and finance results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts, such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of principal operating and financing strategies and capital expenditure plans, the factors or trends affecting financial condition, liquidity or results of operations, are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

Third Quarter 2014 Results October 31, 2014 Page 22

Ambev - Segment financial information
Organic results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	3Q13 Reference Base	3Q14%		3Q13 Reference Base	3Q14%		3Q13 Reference Base	3Q14%
Volumes (000 hl)	19,635	19,676	0.2%	7,272	7,116	-2.1%	26,907	26,792	-0.4%

R$ million
Net sales	4,331.9	4,391.0	1.4%	876.6	936.1	6.8%	5,208.5	5,327.1	2.3%
% of total	50.7%	50.9%		10.3%	10.9%		61.0%	61.8%
COGS	(1,267.4)	(1,404.9)	10.8%	(375.7)	(368.6)	-1.9%	(1,643.1)	(1,773.5)	7.9%
% of total	43.9%	47.5%		13.0%	12.5%		57.0%	60.0%
Gross profit	3,064.5	2,986.0	-2.6%	500.9	567.6	13.3%	3,565.3	3,553.6	-0.3%
% of total	54.1%	52.7%		8.8%	10.0%		63.0%	62.7%
SG&A	(1,299.9)	(1,511.0)	16.2%	(170.3)	(178.3)	4.7%	(1,470.2)	(1,689.3)	14.9%
% of total	55.0%	59.2%		7.2%	7.0%		62.2%	66.1%
Other operating income/(expenses)	305.6	295.7	-3.2%	85.2	106.2	24.6%	390.8	401.9	2.8%
% of total	77.5%	76.2%		21.6%	27.4%		99.1%	103.6%
Normalized EBIT	2,070.1	1,770.7	-14.5%	415.8	495.5	19.2%	2,485.9	2,266.2	-8.8%
% of total	56.1%	50.6%		11.3%	14.1%		67.4%	64.7%
Normalized EBITDA	2,352.4	2,115.8	-10.1%	472.7	568.8	20.3%	2,825.0	2,684.6	-5.0%
% of total	55.6%	51.7%		11.2%	13.9%		66.8%	65.5%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-29.3%	-32.0%		-42.9%	-39.4%		-31.5%	-33.3%
Gross profit	70.7%	68.0%		57.1%	60.6%		68.5%	66.7%
SG&A	-30.0%	-34.4%		-19.4%	-19.0%		-28.2%	-31.7%
Other operating income/(expenses)	7.1%	6.7%		9.7%	11.3%		7.5%	7.5%
Normalized EBIT	47.8%	40.3%		47.4%	52.9%		47.7%	42.5%
Normalized EBITDA	54.3%	48.2%		53.9%	60.8%		54.2%	50.4%

Per hectoliter - (R$/hl)
Net sales	220.6	223.2	1.2%	120.5	131.6	9.1%	193.6	198.8	2.7%
COGS	(64.5)	(71.4)	10.6%	(51.7)	(51.8)	0.3%	(61.1)	(66.2)	8.4%
Gross profit	156.1	151.8	-2.8%	68.9	79.8	15.8%	132.5	132.6	0.1%
SG&A	(66.2)	(76.8)	16.0%	(23.4)	(25.1)	7.0%	(54.6)	(63.1)	15.4%
Other operating income/(expenses)	15.6	15.0	-3.4%	11.7	14.9	27.3%	14.5	15.0	3.3%
Normalized EBIT	105.4	90.0	-14.6%	57.2	69.6	21.8%	92.4	84.6	-8.4%
Normalized EBITDA	119.8	107.5	-10.2%	65.0	79.9	23.0%	105.0	100.2	-4.6%
Ambev - Segment financial information
Organic results
	Hila Operations						Canada			Ambev
	LAS			Hila-ex			Operations			Consolidated
	3Q13 Reference Base	3Q14%		3Q13 Reference Base	3Q14%		3Q13 Reference Base	3Q14%		3Q13 Reference Base	3Q14%
Volumes (000 hl)	8,167	8,355	2.3%	1,942	2,015	3.2%	2,604	2,736	-1.1%	39,620	39,898	0.3%

R$ million
Net sales	1,627.1	1,497.1	22.0%	459.6	490.0	10.6%	1,249.1	1,310.3	-0.3%	8,544.3	8,624.4	6.0%
% of total	19.0%	17.4%		5.4%	5.7%		14.6%	15.2%		100.0%	100.0%
COGS	(656.0)	(564.3)	12.7%	(226.9)	(223.3)	2.3%	(358.1)	(394.6)	0.7%	(2,884.1)	(2,955.8)	7.6%
% of total	22.7%	19.1%		7.9%	7.6%		12.4%	13.4%		100.0%	100.0%
Gross profit	971.1	932.7	28.3%	232.7	266.6	18.6%	891.0	915.6	-0.7%	5,660.1	5,668.6	5.2%
% of total	17.2%	16.5%		4.1%	4.7%		15.7%	16.2%		100.0%	100.0%
SG&A	(407.5)	(353.3)	17.0%	(129.0)	(126.2)	3.6%	(358.1)	(385.3)	-2.5%	(2,364.9)	(2,554.1)	11.6%
% of total	17.2%	13.8%		5.5%	4.9%		15.1%	15.1%		100.0%	100.0%
Other operating income/(expenses)	(0.5)	(12.8)	nm	(1.5)	(1.9)	23.4%	5.5	0.7	-108.0%	394.3	388.0	-1.1%
% of total	-0.1%	-3.3%		-0.4%	-0.5%		1.4%	0.2%		100.0%	100.0%
Normalized EBIT	563.1	566.7	32.4%	102.1	138.6	37.5%	538.4	531.1	2.4%	3,689.6	3,502.5	0.4%
% of total	15.3%	16.2%		2.8%	4.0%		14.6%	15.2%		100.0%	100.0%
Normalized EBITDA	674.8	661.7	28.5%	145.1	181.9	28.0%	582.8	568.2	2.2%	4,227.8	4,096.3	2.5%
% of total	16.0%	16.2%		3.4%	4.4%		13.8%	13.9%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-40.3%	-37.7%		-49.4%	-45.6%		-28.7%	-30.1%		-33.8%	-34.3%
Gross profit	59.7%	62.3%		50.6%	54.4%		71.3%	69.9%		66.2%	65.7%
SG&A	-25.0%	-23.6%		-28.1%	-25.7%		-28.7%	-29.4%		-27.7%	-29.6%
Other operating income/(expenses)	0.0%	-0.9%		-0.3%	-0.4%		0.4%	0.1%		4.6%	4.5%
Normalized EBIT	34.6%	37.9%		22.2%	28.3%		43.1%	40.5%		43.2%	40.6%
Normalized EBITDA	41.5%	44.2%		31.6%	37.1%		46.7%	43.4%		49.5%	47.5%

Per hectoliter - (R$/hl)
Net sales	199.2	179.2	19.3%	236.7	243.1	7.1%	479.6	479.0	0.9%	215.7	216.2	5.8%
COGS	(80.3)	(67.5)	10.1%	(116.9)	(110.8)	-0.9%	(137.5)	(144.3)	2.0%	(72.8)	(74.1)	7.4%
Gross profit	118.9	111.6	25.5%	119.8	132.3	14.8%	342.1	334.7	0.4%	142.9	142.1	5.0%
SG&A	(49.9)	(42.3)	14.4%	(66.5)	(62.6)	0.4%	(137.5)	(140.9)	0.9%	(59.7)	(64.0)	11.6%
Other operating income/(expenses)	(0.1)	(1.5)	nm	(0.8)	(0.9)	19.5%	2.1	0.3	nm	10.0	9.7	-1.3%
Normalized EBIT	68.9	67.8	29.4%	52.6	68.8	33.0%	206.7	194.1	1.7%	93.1	87.8	0.1%
Normalized EBITDA	82.6	79.2	25.7%	74.7	90.2	23.9%	223.8	207.7	0.7%	106.7	102.7	2.2%

.

Third Quarter 2014 Results October 31, 2014 Page 23

Ambev - Segment financial information
Organic Results
	Ambev Brazil
	Beer Brazil			CSD & NANC Brazil			Total Ambev Brazil
	YTD13 Reference Base	YTD14%		YTD13 Reference Base	YTD14%		YTD13 Reference Base	YTD14%
Volumes (000 hl)	58,328	61,895	6.1%	21,154	21,741	2.8%	79,482	83,636	5.2%

R$ million
Net sales	12,395.4	13,767.5	11.1%	2,483.3	2,707.1	9.0%	14,878.8	16,474.6	10.7%
% of total	51.8%	53.3%		10.4%	10.5%		62.1%	63.7%
COGS	(3,737.8)	(4,332.7)	15.9%	(1,132.6)	(1,220.5)	7.8%	(4,870.4)	(5,553.2)	14.0%
% of total	45.3%	48.1%		13.7%	13.6%		59.0%	61.7%
Gross profit	8,657.6	9,434.8	9.0%	1,350.8	1,486.6	10.1%	10,008.4	10,921.4	9.1%
% of total	55.2%	56.0%		8.6%	8.8%		63.8%	64.8%
SG&A	(3,992.5)	(4,539.3)	13.7%	(587.0)	(622.7)	6.1%	(4,579.5)	(5,162.1)	12.7%
% of total	55.4%	56.6%		8.1%	7.8%		63.5%	64.4%
Other operating income/(expenses)	834.9	807.9	-3.2%	202.6	190.6	-5.9%	1,037.5	998.5	-3.8%
% of total	82.0%	83.6%		19.9%	19.7%		101.9%	103.4%
Normalized EBIT	5,500.0	5,703.4	3.7%	966.3	1,054.5	9.1%	6,466.3	6,757.8	4.5%
% of total	57.8%	58.2%		10.2%	10.8%		68.0%	69.0%
Normalized EBITDA	6,368.7	6,655.5	4.5%	1,146.4	1,255.6	9.5%	7,515.0	7,911.1	5.3%
% of total	57.4%	58.0%		10.3%	10.9%		67.8%	68.9%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-30.2%	-31.5%		-45.6%	-45.1%		-32.7%	-33.7%
Gross profit	69.8%	68.5%		54.4%	54.9%		67.3%	66.3%
SG&A	-32.2%	-33.0%		-23.6%	-23.0%		-30.8%	-31.3%
Other operating income/(expenses)	6.7%	5.9%		8.2%	7.0%		7.0%	6.1%
Normalized EBIT	44.4%	41.4%		38.9%	39.0%		43.5%	41.0%
Normalized EBITDA	51.4%	48.3%		46.2%	46.4%		50.5%	48.0%

Per hectoliter - (R$/hl)
Net sales	212.5	222.4	4.7%	117.4	124.5	6.1%	187.2	197.0	5.2%
COGS	(64.1)	(70.0)	9.2%	(53.5)	(56.1)	4.9%	(61.3)	(66.4)	8.4%
Gross profit	148.4	152.4	2.7%	63.9	68.4	7.1%	125.9	130.6	3.7%
SG&A	(68.5)	(73.3)	7.1%	(27.7)	(28.6)	3.2%	(57.6)	(61.7)	7.1%
Other operating income/(expenses)	14.3	13.1	-8.8%	9.6	8.8	-8.4%	13.1	11.9	-8.5%
Normalized EBIT	94.3	92.1	-2.3%	45.7	48.5	6.2%	81.4	80.8	-0.7%
Normalized EBITDA	109.2	107.5	-1.5%	54.2	57.8	6.6%	94.6	94.6	0.0%

Ambev - Segment financial information
Organic Results
	Hila Operations						Canada			Ambev
	LAS			Hila-ex			Operations			Consolidated
	YTD13 Reference Base	YTD14%		YTD13 Reference Base	YTD14%		YTD13 Reference Base	YTD14%		YTD13 Reference Base	YTD14%
Volumes (000 hl)	25,540	25,779	0.9%	5,165	5,537	6.8%	6,954	7,241	-1.0%	117,142	122,194	4.0%

R$ million
Net sales	4,709.9	4,523.7	17.5%	1,173.8	1,386.8	13.0%	3,184.0	3,461.8	-0.5%	23,946.5	25,846.9	10.6%
% of total	19.7%	17.5%		4.9%	5.4%		13.3%	13.4%		100.0%	100.0%
COGS	(1,877.3)	(1,742.4)	11.9%	(579.3)	(660.8)	8.7%	(922.0)	(1,048.3)	1.4%	(8,248.9)	(9,004.7)	11.6%
% of total	22.8%	19.3%		7.0%	7.3%		11.2%	11.6%		100.0%	100.0%
Gross profit	2,832.6	2,781.3	21.2%	594.6	726.0	17.3%	2,262.0	2,413.4	-1.4%	15,697.5	16,842.2	10.0%
% of total	18.0%	16.5%		3.8%	4.3%		14.4%	14.3%		100.0%	100.0%
SG&A	(1,198.3)	(1,178.7)	20.0%	(364.8)	(422.9)	10.7%	(1,065.3)	(1,251.5)	1.4%	(7,207.9)	(8,015.1)	11.9%
% of total	16.6%	14.7%		5.1%	5.3%		14.8%	15.6%		100.0%	100.0%
Other operating income/(expenses)	(20.6)	(27.7)	151.9%	(3.7)	(4.5)	9.5%	5.4	(0.3)	-96.0%	1,018.6	966.1	-5.7%
% of total	-2.0%	-2.9%		-0.4%	-0.5%		0.5%	0.0%		100.0%	100.0%
Normalized EBIT	1,613.7	1,575.0	20.4%	226.1	298.6	28.1%	1,202.1	1,161.7	-3.1%	9,508.2	9,793.1	6.8%
% of total	17.0%	16.1%		2.4%	3.0%		12.6%	11.9%		100.0%	100.0%
Normalized EBITDA	1,916.4	1,864.4	19.4%	342.7	428.4	20.9%	1,316.4	1,270.8	-2.1%	11,090.5	11,474.7	7.3%
% of total	17.3%	16.2%		3.1%	3.7%		11.9%	11.1%		100.0%	100.0%

% of net sales
Net sales	100.0%	100.0%		100.0%	100.0%		100.0%	100.0%		100.0%	100.0%
COGS	-39.9%	-38.5%		-49.3%	-47.6%		-29.0%	-30.3%		-34.4%	-34.8%
Gross profit	60.1%	61.5%		50.7%	52.4%		71.0%	69.7%		65.6%	65.2%
SG&A	-25.4%	-26.1%		-31.1%	-30.5%		-33.5%	-36.2%		-30.1%	-31.0%
Other operating income/(expenses)	-0.4%	-0.6%		-0.3%	-0.3%		0.2%	0.0%		4.3%	3.7%
Normalized EBIT	34.3%	34.8%		19.3%	21.5%		37.8%	33.6%		39.7%	37.9%
Normalized EBITDA	40.7%	41.2%		29.2%	30.9%		41.3%	36.7%		46.3%	44.4%

Per hectoliter - (R$/hl)
Net sales	184.4	175.5	16.4%	227.3	250.4	5.8%	457.8	478.1	0.5%	204.4	211.5	6.4%
COGS	(73.5)	(67.6)	10.9%	(112.2)	(119.3)	1.8%	(132.6)	(144.8)	2.5%	(70.4)	(73.7)	7.4%
Gross profit	110.9	107.9	20.1%	115.1	131.1	9.8%	325.3	333.3	-0.3%	134.0	137.8	5.8%
SG&A	(46.9)	(45.7)	18.9%	(70.6)	(76.4)	3.6%	(153.2)	(172.8)	5.5%	(61.5)	(65.6)	7.8%
Other operating income/(expenses)	(0.8)	(1.1)	149.5%	(0.7)	(0.8)	2.5%	0.8	(0.0)	nm	8.7	7.9	-9.1%
Normalized EBIT	63.2	61.1	19.2%	43.8	53.9	19.9%	172.9	160.4	-4.4%	81.2	80.1	2.7%
Normalized EBITDA	75.0	72.3	18.3%	66.3	77.4	13.2%	189.3	175.5	-4.5%	94.7	93.9	3.2%

.

Third Quarter 2014 Results October 31, 2014 Page 24

CONSOLIDATED BALANCE SHEET	September 2014	December 2013
R$ million
Assets
Current assets
Cash and cash equivalents	5,748.1	11,538.2
Investment securities (CURRENT)	526.8	288.6
Trade and other receivables (current)	5,300.7	5,490.2
Inventories	3,159.0	2,835.7
Income tax receivable	712.0	656.4
Assets held for sale	-	-
	15,446.6	20,809.1
Non-current assets
Investment securities	75.6	63.8
Trade and other receivables	2,150.8	2,260.2
Deferred tax assets	2,140.4	1,647.8
Income tax receivable (non-current)	10.9	11.1
Employee benefits	15.4	23.4
Investments in associates	37.1	26.5
Property, plant and equipment	14,814.1	14,005.6
Intangible assets	3,500.6	3,214.0
Goodwill	26,934.4	27,023.7
	49,679.3	48,276.1

Total assets	65,125.9	69,085.2

Equity and liabilities
Current liabilities
Trade and other payables	12,732.4	15,270.0
Interest-bearing loans and borrowings (current)	794.9	1,040.6
Bank overdrafts	346.0	-
Income tax and social contribution payable	586.5	897.1
Provisions	130.8	145.0
	14,590.6	17,352.7
Non-current liabilities
Trade and other payables (NON CURRENT)	1,671.6	1,556.9
Interest-bearing loans and borrowings	1,719.1	1,865.2
Deferred tax liabilities	1,701.3	2,095.7
Provisions (non-CURRENT)	374.1	431.7
Employee benefits (non CURRENT)	1,445.1	1,558.3
	6,911.2	7,507.8

Total liabilities	21,501.8	24,860.5

Equity
Issued capital	57,508.8	57,000.8
Reserves	56,950.1	61,220.3
Comprehensive income	(75,959.2)	(75,228.6)
Retained earnings	3,895.6	-
Equity attributable to equity holders of Ambev	42,395.3	42,992.5
Non-controlling interests	1,228.8	1,232.2
Total Equity	43,624.1	44,224.7

Total equity and liabilities	65,125.9	69,085.2

Third Quarter 2014 Results October 31, 2014 Page 25

CONSOLIDATED STATEMENT OF OPERATIONS		3Q13 Reference Base		YTD13 Reference Base
R$ million	3Q14		YTD14

Net sales	8,624.4	8,544.3	25,846.9	23,946.5
Cost of sales	(2,955.8)	(2,884.1)	(9,004.7)	(8,248.9)
Gross profit	5,668.6	5,660.1	16,842.2	15,697.5

Sales and marketing expenses	(2,159.9)	(2,009.3)	(6,822.5)	(6,095.5)
Administrative expenses	(394.2)	(355.6)	(1,192.6)	(1,112.4)
Other operating income/(expenses)	388.0	394.3	966.1	1,018.6

Normalized EBIT	3,502.5	3,689.6	9,793.1	9,508.2

Special items	(12.1)	(6.9)	(25.8)	(13.2)

Income from operations (EBIT)	3,490.4	3,682.6	9,767.3	9,495.1

Net finance results	(221.1)	(497.4)	(887.9)	(1,002.5)
Share of results of associates	3.0	3.9	13.2	5.7

Profit before income tax	3,272.3	3,189.1	8,892.6	8,498.3

Income tax expense	(381.8)	(839.2)	(1,189.6)	(1,863.7)

Profit	2,890.5	2,350.0	7,703.0	6,634.5
Attributable to:
Equity holders of Ambev	2,813.6	2,293.9	7,527.1	4,883.6
Non-controlling interest	76.9	56.1	175.8	1,750.9

Nº of basic shares outstanding	15,694.6	15,661.4	15,675.8	11,682.9
Nº of diluted shares outstanding	15,833.6	15,802.4	15,814.8	11,823.9

Basic earnings per share (common)	0.18	0.15	0.48	0.42
Diluted earnings per share (common)	0.18	0.15	0.48	0.41

Third Quarter 2014 Results October 31, 2014 Page 26

CONSOLIDATED STATEMENT OF CASH FLOWS		3Q13 Reference Base		YTD13 Reference Base
R$ million	3Q14		YTD14
Cash Flows from Operating Activities
Profit	2,890.5	2,350.0	7,703.0	6,634.5
Depreciation, amortization and impairment	593.8	538.2	1,681.6	1,582.2
Impairment losses on receivables and inventories	45.5	35.0	79.5	107.6
Additions/(reversals) in provisions and employee benefits	4.9	52.5	85.7	126.8
Net finance cost	221.1	497.4	887.9	1,002.5
Loss/(gain) on sale of property, plant and equipment and intangible assets	(1.6)	(14.8)	4.9	(17.4)
Equity-settled share-based payment expense	35.5	39.6	116.2	120.3
Income tax expense	381.8	839.2	1,189.6	1,863.7
Share of result of associates	(3.0)	(3.9)	(13.2)	(5.7)
Other non-cash items included in the profit	(105.6)	(63.7)	(296.4)	(137.9)
Cash flow from operating activities before changes in working capital and use of provisions	4,062.9	4,269.4	11,438.7	11,276.8
Decrease/(increase) in trade and other receivables	(32.1)	(267.0)	(67.4)	(313.0)
Decrease/(increase) in inventories	33.1	93.9	(373.1)	(197.7)
Increase/(decrease) in trade and other payables	78.0	621.6	(1,233.4)	(1,710.7)
Cash generated from operations	4,142.0	4,717.9	9,764.8	9,055.4
Interest paid	(348.4)	(195.2)	(858.6)	(357.0)
Interest received	237.1	350.7	618.6	537.8
Dividends received	23.3	(7.9)	67.1	102.9
Income tax paid	(1,119.7)	(452.0)	(2,468.0)	(2,361.5)
Cash flow from operating activities	2,934.2	4,413.5	7,123.8	6,977.6
Proceeds from sale of property, plant, equipment and intangible assets	18.4	37.8	77.5	65.0
Acquisition of property, plant, equipment and intangible assets	(1,220.2)	(1,059.3)	(3,216.6)	(2,360.3)
Acquisition of subsidiaries, net of cash acquired	(9.1)	(75.6)	(9.1)	(245.0)
Investment in short term debt securities and net proceeds/(acquisition) of debt securities	(162.0)	(136.0)	(260.7)	(171.0)
Net acquisition of other assets	24.2	-	28.9	(0.0)
Cash flow used in investing activities	(1,348.8)	(1,233.1)	(3,380.0)	(2,711.2)
Capital increase and advancement for future capital increase	17.8	-	149.9	-
Increase/(decrease) in capital in subsidiaries / non-controlling	-	7.5	-	160.3
Proceeds/repurchase of treasury shares	(10.7)	-	(23.7)	(8.9)
Proceeds from borrowings	23.7	(93.9)	491.1	193.4
Repayment of borrowings	(253.5)	(78.0)	(1,331.8)	(726.5)
Cash net finance costs other than interests	267.6	(737.2)	(511.0)	(999.7)
Payment of finance lease liabilities	(0.4)	(0.3)	(1.2)	(1.1)
Dividends paid	(2,548.9)	(2,048.1)	(8,540.9)	(7,137.1)
Cash flow used in financing activities	(2,504.4)	(2,950.1)	(9,767.7)	(8,519.6)
Net increase/(decrease) in cash and cash equivalents	(919.0)	230.4	(6,023.9)	(4,253.3)
Cash and cash equivalents less bank overdrafts at beginning of period	6,025.6	4,806.1	11,538.2	9,259.3
Effect of exchange rate fluctuations	295.5	147.8	(112.2)	178.3
Cash and cash equivalents less bank overdrafts at end of period	5,402.1	5,184.2	5,402.1	5,184.2

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 31, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson Jose Jamel Chief Financial and Investor Relations Officer